SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 2, 2005

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match Launch Kronan Snus in Sweden

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: December 2, 2005	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

2 December, 2005

Swedish Match Launches Kronan Snus in Sweden

Swedish Match announces its newest snus brand in Sweden, Kronan, with a unique, yet classical Swedish taste and aroma, available in traditional 24 gram pouch cans. Kronan, with its distinctive green and yellow packaging, will offer consumers the first popularly priced pouch snus produced under strict Gothiatek® standards for product quality.

Kronan will be available in limited distribution beginning from mid-December.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,022MSEK for the twelve month period ending September 30, 2005. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Emmett Harrison, Vice President, Investor Relations (IR)

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Mikael Arnebert, Press Relations & Public Affairs Manager, North Europe Division

Office +46 8 658 02 10, Mobile +46 70 529 02 10